SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street,

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F   ☐       Form 40-F   ☒

This Current Report on Form 6-K, dated March 26, 2026 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statements on Form S-8 [Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012.]

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the Technical Report filed for Kinross Gold Corporation’s Paracatu Mine, along with the required certificates and consents as filed on SEDAR++, dated March 26, 2026.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1	Technical Report dated March 26, 2026 with respect to the Paracatu Mine, Brazil (“Technical Report”).
99.2	Certificate of Nicos Pfeiffer dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.3	Consent of Nicos Pfeiffer dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.4	Consent of Nicos Pfeiffer dated March 26, 2026 for the US filing of the Technical Report.
99.5	Certificate of Graham Long dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.6	Consent of Graham Long dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.7	Consent of Graham Long dated March 26, 2026 for the US filing of the Technical Report.
99.8	Certificate of Yves Breau dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.9	Consent of Yves Breau dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.10	Consent of Yves Breau dated March 26, 2026 for the US filing of the Technical Report.
99.11	Certificate of Agung Prawasono dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.12	Consent of Agung Prawasono dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.13	Consent of Agung Prawasono dated March 26, 2026 for the US filing of the Technical Report.
99.14	Certificate of Mark Hannay dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.15	Consent of Mark Hannay dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.16	Consent of Mark Hannay dated March 26, 2026 for the US filing of the Technical Report.
99.17	Certificate of Jacob Brown dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.18	Consent of Jacob Brown dated March 26, 2026 with respect to the Technical report as filed on SEDAR+.
99.19	Consent of Jacob Brown dated March 26, 2026 for the US filing of the Technical Report.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: //Lucas R. Crosby//
Senior Vice President & General Counsel

March 26, 2026